FILE NO. 82-34736

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

525 UNIVERSITY AVENUE
PALO ALTO, CALIFORNIA 94301-1908

TEL: (650) 470-4500
FAX: (650) 470-4570
www.skadden.com

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September 13, 2005

BY HAND DELIVERY




05011206

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: The Sage Group plc Application for Exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

Regarding the above referenced application for exemption, which was submitted to your office on June 16, 2003 and last updated on May 20, 2005, enclosed please find the 13th update thereto as required by Rule 12g3-2(b)(1)(iii) of the Securities Exchange Act of 1934. The update consists of (i) one 288c and eighteen 88(2) Companies House Filings, which fall under Annex B, Item 5 of the above referenced exemption application and (ii) six releases on the Regulatory News Service of the London Stock Exchange as required by the UK Listing Authority, which fall under Annex C of the above referenced exemption application.

Please do not hesitate to call me at (650) 470-4593 with any questions regarding this update to the exemption application.

Very truly yours,

Melissa Schmelzer

Enclosures

cc: Michael Robinson
Company Secretary and Group Legal Director
The Sage Group plc

9/14

FILE NO. 82-34736

UPDATE TO ANNEX B, ITEM 5



File No. 82-34736

288c

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	02231246
Company Name in full	The Sage Group plc

Changes of particulars form

Complete in all cases

Date of change of particulars — Day: 27 Month: 06 Year: 2005

Name * Style / Title		* Honours etc	
Forename(s)	Paul Lancelot		
Surname	Stobart		
† Date of Birth	Day: 31 Month: 05 Year: 1957		

Change of name *(enter new name)*

Forename(s)	
Surname	

Change of usual residential address *(enter new address)*

Address	The Old Mill, Dalton		
Post town			
County / Region	Northumberland	Postcode	NE18 OAX
Country	England		

Other Change *(please specify)*

A serving director, secretary etc must sign the form below.

Signed [signature] P.L. Stobart **Date** 29.06.2005.

(**director/ ~~secretary/ administrator/ administrative receiver/ receiver manager/ receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Claire Naylor, The Sage Group plc, North Park,
Newcastle upon Tyne, NE13 9AA

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

File No. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	04	07	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	11,696		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	171.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

File No. 82-34736

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name **Brewin Nominees Limited** Desig:- SHAREOPT / Part ID:- 092	Class of shares allotted	Number allotted
Address **PO Box 1025, Commercial Union House**	Ordinary	11,696
39 Pilgrim Street		
Newcastle Upon Tyne UK Postcode NE9 9 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	11,696
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 8.7.2005.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./JP/E0605 Tel: 01903 833017
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

File No. 82-34736

88(2)

Return of Allotment of Shares

HFPO83

ompany Number	2231246
ompany name in full	The Sage Group plc

hares allotted (including bonus shares):

ate or period during which
hares were allotted
*shares were allotted on one date
ter that date in the "from" box.)*

	From			To		
	Day	Month	Year	Day	Month	Year
	12	04	2005			

lass of shares *rdinary or preference etc)*	Ordinary		
umber allotted	15,710		
ominal value of each share	1p		
mount (if any) paid or due on each hare *(including any share premium)*	140.00p		

ist the names and addresses of the allottees and the number of shares allotted to each overleaf

the allotted shares are fully or partly paid up otherwise than in cash please state:

6 that each share is to be eated as paid up			

onsideration for which
e shares were allotted
*This information must be supported by
e duly stamped contract or by the duly
tamped particulars on Form 88(3) if the
ontract is not in writing.)*

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)* File No. 82-34736

Shareholder details	Shares and share class allotted	
Name **Brewin Nominees Limited** Desig:- SHAREOPT / Part ID:- 092	Class of shares allotted	Number allotted
Address **PO Box 1025, Commercial Union House**	Ordinary	10,710
39 Pilgrim Street		
Newcastle Upon Tyne UK Postcode NE9 9 1SX		
Name The Bank Of New York Nominees Limited Part ID:-BO01	Class of shares allotted	Number allotted
Address 1 Canada Square	Ordinary	5,000
London		
UK Postcode E14 5AL		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	15,710
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐



Signed ______________________ Date 26 . 04 . 2005 .

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC./NK2877	Tel: 01903 833004
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

File No. 82-34736

88(2)

Return of Allotment of Shares

ıFPO83

ɔmpany Number: 2231246

ɔmpany name in full: The Sage Group plc

hares allotted (including bonus shares):

ate or period during which ıares were allotted
shares were allotted on one date ıter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	19	04	2005			

lass of shares *rdinary or preference etc)*	Ordinary	Ordinary	
umber allotted	41,347	23,392	
ominal value of each share	1p	1p	
mount (if any) paid or due on each ıare *(including any share premium)*	134.00p	171.00p	

ist the names and addresses of the allottees and the number of shares allotted to each overleaf

the allotted shares are fully or partly paid up otherwise than in cash please state:

› that each share is to be eated as paid up

onsideration for which ıe shares were allotted
'his information must be supported by ·e duly stamped contract or by the duly ·amped particulars on Form 88(3) if the ɔntract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)* File No. 82-34736

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092	Class of shares allotted	Number allotted
Address PO Box 1025, Commercial Union House 39 Pilgrim Street Newcastle Upon Tyne UK Postcode NE9 9 1SX	Ordinary	64,739
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
	TOTAL	64,739

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed  **Date** 25/4/05.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC./JW/2979	Tel: 01903 833884
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

File No. 82-34736

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	21	04	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,053		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	180.40p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees (List joint share allotments consecutively)

File No. 82-34736

Shareholder details	Shares and share class allotted	
Name MR.GRAHAM POSTLES Address 10 ROWENA CRESCENT BATTERSEA LONDON UK Postcode SW11 2PT	Class of shares allotted Ordinary	Number allotted 1,053
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 1,053

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] Date 4.5.2005.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/PSO/JP6340 Tel: 01903 833262
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

File No. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 2231246

Company name in full: The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	29	04	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	5,000		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	140.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

File No. 82-34736

Shareholder details	Shares and share class allotted	
Name: The Bank of New York / Nominees/ Limited Part ID BO01 Address: 1 Canada Square, London UK Postcode E14 5AL	Class of shares allotted: Ordinary	Number allotted: 5,000
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted: TOTAL	Number allotted: 5,000

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ______ **Date** ______

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY

WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC./JW/3119 Tel: 01903 833884

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

File No. 82-34736

88(2)

Return of Allotment of Shares

:HFPO83

Company Number: 2231246

Company name in full: The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	05	05	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,570		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	140.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)* File No. 82-34736

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092 Address PO Box 1025, Commercial Union House 39 Pilgrim Street Newcastle Upon Tyne UK Postcode NE9 9 1SX	Class of shares allotted Ordinary	Number allotted 3,570
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 3,570

Please enter the number of continuation sheet(s) (if any) attached to this form :



gned ______________________ **Date** ______________________

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

ease give the name, address, ephone number and, if available, DX number and Exchange of the rson Companies House should ntact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC./JW/3170	Tel: 01903 833436
DX number	DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

File No. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From			To		
	Day	Month	Year	Day	Month	Year
	12	05	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	80,011		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	£1.51		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)* File No. 82-34736

Shareholder details	Class of shares allotted	Number allotted
Name: The Bank of New York Nominees Limited (Part Id: Bo01) Address: 1 Canada Square London UK Postcode E14 5AL	Ordinary	80,011
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	80,011

Please enter the number of continuation sheet(s) (if any) attached to this form :

igned  Date 23.05.2005.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

ease give the name, address, ephone number and, if available, DX number and Exchange of the rson Companies House should ntact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/PSO/LB6442 Tel: 01903 833250
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

File No. 82-34736

88(2)

Return of Allotment of Shares

HFPO83

ompany Number: 2231246

:ompany name in full: The Sage Group plc

ihares allotted (including bonus shares):

)ate or period during which hares were allotted
'f shares were allotted on one date nter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	1 3	0 5	2 0 0 5			

:lass of shares *ordinary or preference etc)*	Ordinary		
ıumber allotted	4,212		
ıominal value of each share	1p		
ımount (if any) paid or due on each share *(including any share premium)*	180.40p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)* File No. 82-34736

Shareholder details	Class of shares allotted	Number allotted
Name Mrs.Christine Crow Address 40 Royal Crescent Farnham Newcastle Upon Tyne UK Postcode NE4 9TP	Ordinary	1,053
Name Mr.Mark Riley-Gledhill Address 46 Collingwood Court Washington Tyne and Wear UK Postcode NE37 3ED	Ordinary	3,159
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	4,212

Please enter the number of continuation sheet(s) (if any) attached to this form :

gned  Date 23.05.2005.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

ease give the name, address, ephone number and, if available, DX number and Exchange of the rson Companies House should ntact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/PSO/LB6448 Tel: 01903 833250
DX number DX exchange

File No. 82-34736

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

:HFPO83

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	Day	Month	Year
From	17	05	2005
To			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3570		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	140.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)* File No. 82-34736

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092	Class of shares allotted	Number allotted
Address PO Box 1025, Commercial Union House	Ordinary	3,570
39 Pilgrim Street		
Newcastle Upon Tyne UK Postcode NE9 9 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	3,570
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed  Date 23.05.2005.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/E3299 Tel: 01903 833161
DX number *DX exchange*

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

File No. 82-34736

88(2)

Return of Allotment of Shares

HFPO83

ompany Number: 2231246

ompany name in full: The Sage Group plc

hares allotted (including bonus shares):

late or period during which hares were allotted
'f shares were allotted on one date nter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	17	05	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	5,848		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	171.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)* File No. 82-34736

Shareholder details	Shares and share class allotted	
Name: Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092 Address: PO Box 1025, Commercial Union House 39 Pilgrim Street Newcastle Upon Tyne UK Postcode NE99 1SX	Class of shares allotted Ordinary	Number allotted 5,848
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 5,848

Please enter the number of continuation sheet(s) (if any) attached to this form :

gned  Date 23.05.2005.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ Please delete as appropriate

ease give the name, address, ephone number and, if available, DX number and Exchange of the rson Companies House should ntact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC./JW/3313 Tel: 01903 833436

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

File No. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 2231246

Company name in full: The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	18	05	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	23,392		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	171.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX235 Edinburgh
For companies registered in Scotland

lames and addresses of the allottees *(List joint share allotments consecutively,* File No. 82-34736

Shareholder details		Shares and share class allotted	
Name	Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092	Class of shares allotted	Number allotted
Address	PO Box 1025, Commercial Union House	Ordinary	23,392
	39 Pilgrim Street		
	Newcastle Upon Tyne		
	UK Postcode NE9 9 1SX		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address		TOTAL	23,392
	UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

igned  **Date** 23.05.2005.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

lease give the name, address, elephone number and, if available, DX number and Exchange of the erson Companies House should ontact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC./JW/3327	Tel: 01903 833436
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

File No. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 2231246

Company name in full: The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	25	05	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	200,000		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	81.10p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX235 Edinburgh
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)* File No. 82-34736

Shareholder details	Shares and share class allotted	
Name Deutsche Nominees Limited A/C DEP0001 Part ID 49001 Address 23 Great Winchester Street, London UK Postcode EC2P 2AX	Class of shares allotted Ordinary	Number allotted 200,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 200,000

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed  **Date** 26. May. 2005.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC./JW3395	Tel: 01903 833436
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

File No. 82-34736

88(2)

Return of Allotment of Shares

:HFPO83

:ompany Number | 2231246

:ompany name in full | The Sage Group plc

;hares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
)ate or period during which hares were allotted *'f shares were allotted on one date nter that date in the "from" box.)*	25	05	2005			

:lass of shares *ordinary or preference etc)*	Ordinary		
4umber allotted	150,000		
4ominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	81.10p		

.ist the names and addresses of the allottees and the number of shares allotted to each overleaf

f the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be reated as paid up

:onsideration for which he shares were allotted *This information must be supported by he duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)* File No. 82-34736

Shareholder details	Shares and share class allotted	
Name Deutsche Nominees Limited A/C DEP0001 Part ID 49001 Address 23 Great Winchester Street, London UK Postcode EC2P 2AX	Class of shares allotted Ordinary	Number allotted 150,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 150,000

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed  Date 27 May 2005.

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./JW/3399 Tel: 01903 833436
DX number *DX exchange*

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

File No. 82-34736

88(2)

Return of Allotment of Shares

:HFPO83

:ompany Number: 2231246

:ompany name in full: The Sage Group plc

;hares allotted (including bonus shares):

)ate or period during which hares were allotted
'f shares were allotted on one date nter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	26	05	2005			

:lass of shares *ordinary or preference etc)*	Ordinary		
Jumber allotted	36,760		
Jominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	136.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

f the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be reated as paid up

:onsideration for which he shares were allotted
This information must be supported by he duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

File No. 82-34736

Shareholder details	Class of shares allotted	Number allotted
Name: Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092 Address: PO Box 1025, Commercial Union House 39 Pilgrim Street Newcastle Upon Tyne UK Postcode NE99 1SX	Ordinary	36,760
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	36,760

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed  Date 27 May 2005.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC./JW/3411	Tel: 01903 833436
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

File No. 82-34736

88(2)

Return of Allotment of Shares

:HFPO83

Company Number: 2231246

Company name in full: The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	06	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	11,696		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	171.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX235 Edinburgh
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)* File No. 82-34736

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited Desig:- SHAREOPT / Part ID:- 092	Class of shares allotted	Number allotted
Address PO Box 1025, Commercial Union House	Ordinary	11,696
39 Pilgrim Street		
Newcastle Upon Tyne		
UK Postcode N E 9 9 1 S X		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	11,696
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

igned [signature] Date 9. 6. 2008.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

ease give the name, address, lephone number and, if available, DX number and Exchange of the ɜrson Companies House should ɔntact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC./JW/3532	Tel: 01903 833436
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

File No. 82-34736

88(2)

Return of Allotment of Shares

HFPO83

ompany Number: 2231246

ompany name in full: The Sage Group plc

hares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
)ate or period during which hares were allotted *(If shares were allotted on one date nter that date in the "from" box.)*	09	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4212		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	180.40p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX235 Edinburgh
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)* File No. 82-34736

Shareholder details	Shares and share class allotted	
Name CATHERINE MARIA MAXWELL Address 17 SPETCHELLS PRUDHOE NORTHUMBERLAND UK Postcode NE42 5QD	Class of shares allotted Ordinary	Number allotted 1053
Name KAREN ELIZABETH STONE Address 233 SEYMOUR AVENUE MORDEN SURREY UK Postcode SM4 4RB	Class of shares allotted Ordinary	Number allotted 3159
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 4212

Please enter the number of continuation sheet(s) (if any) attached to this form :

gned  Date 16.06.2005.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

ease give the name, address, ephone number and, if available, DX number and Exchange of the son Companies House should ntact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./PCT/3604 Tel: 01903 833004

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

File No. 82-34736

88(2)

Return of Allotment of Shares

:HFPO83

:ompany Number	2231246
:ompany name in full	The Sage Group plc

:hares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
)ate or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	21	06	2005			

:lass of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	10,710		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	140.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)* File No. 82-34736

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited (Desig: Shareopt Part id: 092) Address PO Box 1025 Commercial Union House 39 Pilgrim Street Newcastle Upon Tyne UK Postcode NE 9 9 1SX	Class of shares allotted Ordinary	Number allotted 10,710
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **10,710**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed  Date 4.7.2005.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

ease give the name, address, lephone number and, if available, DX number and Exchange of the erson Companies House should ontact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/EXEC LB E0243 Tel: 01903 833874
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

File No. 82-34736

88(2)

Return of Allotment of Shares

HFPO83

ompany Number: 2231246

ompany name in full: The Sage Group plc

;hares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
ate or period during which hares were allotted *('f shares were allotted on one date nter that date in the "from" box.)*	24	06	2005			

:lass of shares *ordinary or preference etc)*	Ordinary		
Jumber allotted	6,108		
Jominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	180.40p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

f the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)* File No. 82-34736

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name Mr Mark Richard Gamble Address 7 Aspen Close, Durham, County Durham UK Postcode DH1 1EE	Ordinary	5,266
	Class of shares allotted	Number allotted
Name Mr Stefan Victor Ward Address 12 Ann Street, Heywood, Lancashire UK Postcode OL10 4JG	Ordinary	842
	Class of shares allotted	Number allotted
Name Address UK Postcode		
	Class of shares allotted	Number allotted
Name Address UK Postcode		
	Class of shares allotted	Number allotted
Name Address UK Postcode	**TOTAL**	**6,108**

Please enter the number of continuation sheet(s) (if any) attached to this form :

igned  Date 5.7.2005.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ Please delete as appropriate

ease give the name, address, lephone number and, if available, DX number and Exchange of the erson Companies House should ontact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./JW/342 Tel: 01903 833436
DX number DX exchange

FILE NO. 82-34736

UPDATE TO ANNEX C

	Date	Press Information Title
1.	5-25-05	Directors' Shareholdings
2.	6-14-05	IFRS Briefing
3.	6-16-05	Disclosure of Interest
4.	6-23-05	Acquisition
5.	7-01-05	Director/PDRM Shareholding
6.	8-31-05	Disclosure of Interest

File No. 82-34736

Regulatory Announcement

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Company	Sage Group PLC
TIDM	SGE
Headline	Director Shareholdings
Released	15:54 25-May-05
Number	PRNUK-2505

25 May 2005

The Sage Group plc (the 'Company')

DIRECTORS' SHAREHOLDINGS

The Company has been informed that on 25 May 2005 Guy Berruyer, Managing Director of Mainland Europe and Asia operations, exercised options over 200,000 Ordinary shares of 1p each in the Company at an exercise price of 81.1p per share, under the terms of The Sage Group (No.2) Executive Share Option Scheme.

On 25 May 2005 Mr Berruyer subsequently sold 200,000 Ordinary shares of 1p each at a price of 218.5p per share.

The Company has also been informed that on 25 May 2005 Paul Harrison, Finance Director of the Company, exercised options over 150,000 Ordinary shares of 1p each in the Company at an exercise price of 81.1p per share, under the terms of The Sage Group (No.2) Executive Share Option Scheme.

On 25 May 2005 Mr Harrison subsequently sold 150,000 Ordinary shares of 1p each at a price of 216.75p per share.

The Company has been informed that in accordance with a hedging transaction entered into on 25 May 2000 as previously announced on 26th May 2000 (RNS Number 3225L), Paul Walker, Chief Executive of the Company, sold 1,440,144 Ordinary shares of 1p each in the Company on 25 May 2005 and the price received was 723.95p per share.

END

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Regulatory Announcement

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Company	Sage Group PLC
TIDM	SGE
Headline	IFRS Briefing
Released	10:31 14-Jun-05
Number	PRNUK-1406

14 June 2005

The Sage Group plc ('Sage')

Briefing on the transition to International Financial Reporting Standards ('IFRS')

Sage will hold a briefing for analysts and investors to explain the changes that will affect Sage's financial reporting from the 2005/06 financial year onwards as a result of the adoption of IFRS.

The briefing will be hosted by Paul Harrison, Sage Group Finance Director, at 2pm on 22 September 2005, at Deutsche Bank, 1 Great Winchester Street, London EC2N 2DB. Presentation materials will be available on the Sage website at www.sage.com/investors.

No new financial data for the year ended 30 September 2005, nor any other new price-sensitive information, will be disclosed at the briefing.

To register for the event and for further information please contact Wendy Watherston at Tulchan Communications (wwatherston@tulchangroup.com)

Enquiries:

The Sage Group plc

Phil Branston, Investor Relations 0191 294 3068

Tulchan Communications

Kate Inverarity 020 7353 4200

Stephen Malthouse 020 7353 4200

END



Regulatory Announcement

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Company	Sage Group PLC
TIDM	SGE
Headline	Holding(s) in Company
Released	17:31 16-Jun-05
Number	6924N

RNS Number:6924N
Sage Group PLC
16 June 2005

Sage Group plc ("the Company")

DISCLOSURE OF INTEREST

The Company received notification on 16 June 2005 that, as at 10 June 2005, Barclays PLC, through the legal entities listed below, has a notifiable interest in 51,718,135 Ordinary Shares of 1p each in the Company, representing 4.03% of the issued share capital.

Further information is provided.

Legal Entity	Holding
Barclays Global Investors Australia Ltd	714,070
Barclays Global Investors Ltd	25,361,697
Barclays Global Investors Japan Ltd	368,018
Barclays Global Investors Japan Trust & Banking	1,561,225
Barclays Life Assurance Co Ltd	1,913,998
Gerrard Ltd	299,030
Barclays Global Fund Advisors	2,882,151
Barclays Capital Securities Ltd	493,286
Barclays Global Investors, N.A	18,124,660
Group Holding	51,718,135

END

Regulatory Announcement

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Company	Sage Group PLC
TIDM	SGE
Headline	Acquisition
Released	08:03 23-Jun-05
Number	PRNUK-2306

23 June 2005

Sage acquires Spanish business management software vendor Logic Control

The Sage Group plc ('Sage') has agreed to acquire Logic Control S.A. ('Logic Control'), a vendor of business management software in Spain, for an enterprise value of approximately £55 million, paid in cash. The acquisition is expected to complete by the end of July 2005.

Logic Control is a vendor of business management solutions for small and medium-sized businesses, including accounting, payroll and industry-specific solutions for accountants. Logic Control has over 20,000 customers.

Logic Control's revenue for the year ended 31 December 2004 was £28.2 million and its operating profit was £3.8 million*. At 31 December 2004 it had net assets of £20.6 million.

The acquisition of Logic Control significantly expands Sage's coverage of the Spanish small to medium-sized business market. Logic Control brings additional and more advanced solutions for medium-sized ('mid-market') customers in Spain, complementing the small business solutions of our existing Spanish business, SP.

Paul Walker, Sage Chief Executive, commented, 'acquiring Logic Control strengthens our product offering in Spain. Logic Control brings more sophisticated mid-market solutions, along with new solutions for accountants, that we can offer to our large customer base of over 180,000 businesses'.

All financial information calculated on the basis of £1 = Euro 1.503.

*After adding back amortisation of acquired goodwill and net amortisation of capitalised R & D.

Enquiries

The Sage Group plc +44 (0) 191 294 3068

Paul Walker, Chief Executive

Paul Harrison, Finance Director

Phil Branston, Investor Relations

Tulchan +44 (0) 20 7353 4200

Stephen Malthouse

Notes to editors

The Sage Group plc is a leading international supplier of accounting and business management software solutions and related products and services for small to medium-sized enterprises. Formed in 1981, Sage was floated on the

London Stock Exchange in 1989 and the Group now employs over 8,000 people worldwide.

END



Regulatory Announcement

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Company	Sage Group PLC
TIDM	SGE
Headline	Director/PDMR Shareholding
Released	15:59 01-Jul-05
Number	3836O

RNS Number:3836O
Sage Group PLC
01 July 2005

The Sage Group plc

The Sage Group plc ("Sage") has received notification that Ingrid Hobson, who is the wife of Anthony Hobson, non-executive Director, today purchased 5,000 Ordinary shares of 1p each in Sage at a price of 223.63p per share.

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The company news service from the London Stock Exchange

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Company	Sage Group PLC
TIDM	SGE
Headline	Holding(s) in Company-Amend
Released	15:20 31-Aug-05
Number	6665Q

RNS Number:6665Q
Sage Group PLC
31 August 2005

Amendment to RNS Number 6643Q released at 14:56 31 August 2005
The notifiable interest is in Ordinary shares of 1p each in the Company.

Sage Group plc ("the Company")

DISCLOSURE OF INTEREST

The Company has received notification that Aviva plc and Morley Fund Management Limited (a subsidiary of Aviva plc) have, following sales totalling 2,103,572 shares on 25 August 2005, a notifiable interest in 49,581,095 Ordinary shares of 1p each in the Company.

The total percentage interest of Aviva plc and Morley Fund Management Limited represents 3.86% of the issued share capital of the Company.

The shares are registered as follows:

REGISTERED HOLDERS	NO. OF SHARES HELD	
BNY Norwich Union Nominees Ltd	9,955,317	(Material)
BT Globenet Nominees Ltd	17,700	(Material)
Chase GA Group Nominees Ltd	29,862,142	(Material)
Chase Nominees Ltd	1,291,861	(Material)
CUIM Nominee Ltd	8,454,075	(Material)

This information is provided by RNS
The company news service from the London Stock Exchange

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